FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                      For the period ended August 31, 1998

                       Yogen Fruz World-Wide Incorporated
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F  _X_             Form 40-F _______


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes_______                No  _X_


     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________

     Materials relating to Registrant and filed pursuant to this Form 6-K include:

     (a) Press Release dated August 31, 1998 with respect to Registrant's potential strategic acquisitions.


                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     YOGEN FRUZ WORLD-WIDE INCORPORATED



Date  September 2, 1998              By  /s/ Aaron Serruya
                                         -------------------------------
                                         Name:  Aaron Serruya
                                         Title: Executive Vice President